Exhibit 11.1

                        Computation of Earnings Per Share



         The following summarizes the weighted average common shares issued and outstanding for the years ended December 31, 2002 and 2001:

                                                      2002             2001
                                                  ------------     ------------
         Common and common equivalent
           shares outstanding:
              Historical common equivalent
                shares outstanding                   7,832,895        6,776,962
              Weighted average common shares
                issued during period                    20,358          180,919
                                                  ------------     ------------
         Weighted average common shares
           outstanding - basic and diluted           7,853,253        6,957,881
                                                  ============     ============

               Net Loss                              1,260,220        1,922,477
                                                  ============     ============

         Net loss per basic and diluted share            (0.16)           (0.28)
                                                  ============     ============


         Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of equity instruments is calculated using the treasury stock method.

         Warrants to purchase 715,000 and 565,000 common shares as of December 31, 2002 and 2001, respectively, were excluded from the treasury stock calculation because they were anti-dilutive due to the Company's net losses.